Exhibit 21.1

List of Subsidiaries

Subsidiary	Ownership	Jurisdiction
Incannex Healthcare Pty Ltd	100%	Victoria, Australia
Incannex Pty Ltd	100%	Victoria, Australia
Psychennex Pty Ltd	100%	Victoria, Australia
APIRx Pharmaceutical USA, LLC	100%	Delaware
APIRx Pharmaceuticals Holding BV	100%	IJsselstein, Netherlands
Clarion Clinics Group Pty Ltd	100%	Victoria, Australia
Clarion Model Clinic Pty Ltd	100%	Victoria, Australia
Psychennex Licensing and Franchising Pty Ltd	100%	Victoria, Australia